UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TriNet Group, Inc.
(Name of Issuer)

Common Stock, par value $0.000025 per share
(Title of Class of Securities)

896288107
(CUSIP Number)

David L. Caplan
Partner & General Counsel
Atairos Management, L.P.
620 Fifth Avenue
New York, NY 10020
(646) 690-5220

With a Copy to:

Anthony F. Vernace
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-7136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AGI-T, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

  (1) Based on 70,170,155 shares of Common Stock outstanding as of February 7, 2019.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A-T Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atairos Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,516,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,516,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,516,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atairos Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,516,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,516,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,516,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atairos Partners GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,516,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,516,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,516,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A-A SMA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,813,022

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,813,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,813,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A-A SMA GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,813,022

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,813,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,813,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael J. Angelakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,516,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,516,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,516,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 13, 2017 (the “Original 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”) relating to the common stock, par value $0.000025 per share (the “Common Stock”), of TriNet Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings assigned thereto in the Original 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:
On February 19, 2019, A-A SMA, L.P. (“A-A SMA”) entered into a 10b5-1 stock trading plan (the “Stock Trading Plan”) with Allen & Company LLC  (“Allen & Company”) pursuant to which Allen & Company was appointed by A-A SMA to purchase on behalf of A-A SMA up to an aggregate of 2,000,000 shares of Common Stock, commencing from February 25, 2019 and ending on February 25, 2020 or until all of the shares of Common Stock to be purchased under the Stock Trading Plan are purchased or the Stock Trading Plan is otherwise terminated. The foregoing description of the Stock Trading Plan does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stock Trading Plan, a copy of which is attached here as Exhibit 5.
Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby supplemented as follows:
(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners of 19,516,847 shares of Common Stock.  Such amount includes 12,513 shares of Common Stock received by Mr. Angelakis in his capacity as a director of the Issuer, over which the Reporting Persons may be deemed to have beneficial ownership.  Such number of shares of Common Stock represent 27.8% of the shares of Common Stock outstanding based on 70,170,155 shares of Common Stock outstanding as of February 7, 2019, which number the Company reported in its Form 10-K for the annual period ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on February 14, 2019.
(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.
(c) Except as set forth below and elsewhere in this Schedule 13D, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.
On February 6, 2019, the Issuer granted Mr. Angelakis 4,318 restricted stock units in his capacity as a director of the Issuer.  The restricted stock units will vest 100% on February 6, 2020. The Reporting Persons may be deemed to have beneficial ownership of the shares underlying any restricted stock units granted to Mr. Angelakis in connection with his service as a director of the Issuer.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:
The disclosures under Item 4 of this Schedule 13D are incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:
Exhibit 5: Stock Trading Plan, dated as of February 19, 2019, among A-A SMA, L.P. and Allen & Company LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 21, 2019.

AGI-T, L.P.
By:	A-T HOLDINGS GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-T HOLDINGS GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

A-A SMA, L.P.

By:	A-A SMA GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-A SMA GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

MICHAEL J. ANGELAKIS

By:	/s/ MICHAEL J. ANGELAKIS

[Signature Page to Schedule 13D – TriNet Group, Inc.]

SCHEDULE A

Directors and Officers of Atairos Group, Inc. and Atairos Partners GP, Inc.

Name	Office	Principal Business Address	Citizenship

Michael J. Angelakis	Chairman and Chief Executive Officer	40 Morris Avenue Bryn Mawr, PA 19010	United States of America

Alexander D. Evans	Director and Vice President	620 Fifth Avenue, Rockefeller Plaza, New York, NY 10020	United States of America

David L. Caplan	Director, Vice President, and General Counsel	620 Fifth Avenue, Rockefeller Plaza, New York, NY 10020	United States of America

Clare McGrory	Director and Chief Financial Officer	40 Morris Avenue Bryn Mawr, PA 19010	United States of America

Melissa Bethell	Director	17 Duke of York Street London SW1Y 6LB England	United States of America